HUSCH BLACKWELL

Eric J. Gervais Attorney 4801 Main Street, Suite 1000 Kansas City, MO 64112 816.983.8362 fax: 816.983.8080 eric.gervais@huschblackwell.com

September 2, 2010

Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attn:  Mr. Larry L. Greene

Re:          Tortoise North American Energy Corporation (the “Fund”)
File Numbers 811-21700 & 333-166089

To the Commission:

On April 15, 2010, the Fund filed a registration statement on Form N-2 under the Securities Act of 1933 and the Investment Company Act of 1940.  The filing was made for the purpose of registering an indeterminate number of shares of common stock, preferred stock and debt securities to be offered on an immediate, continuous or delayed basis.  The Fund received comments on the filing from Larry L. Greene of the Securities and Exchange Commission (the “Commission”) staff via letter dated May 12, 2010.  On July 13, 2010, the Fund filed Pre-Effective Amendment No. 1 (“Amendment No. 1”) to respond to the comments received from the Commission staff.  On August 13, 2010 the Fund received oral comments on Amendment No. 1 from Larry Greene of the Commission staff.  On August 17, 2010 a representative of the Fund participated in a conversation with Mr. Green and Richard Pfordte of the Commission Staff.  The Fund is filing concurrently herewith Pre-Effective Amendment No. 2 to respond to the aforementioned oral comments.  The substance of each comment and the Fund’s response thereto is noted below.

1.            Comment:  The Fund was previously asked to provide the disclosure required by the new proxy disclosure enhancements release, including the information regarding the board’s leadership structure and the skills and qualifications of board members.  Please confirm that the disclosure added in response to the previous comment includes all material information related to the skills and qualifications of the Fund’s board members.

Response:  The Fund hereby makes such confirmation.

2.            Comment:  Please confirm that any prospectus supplement used in connection with the sale of the Fund’s common shares below net asset value will contain prominent disclosure on its cover regarding the fact that such shares are being sold below net asset value.

HUSCH BLACKWELL
September 2, 2010 page 2

Response:  The Fund hereby makes such confirmation.

3.            Comment:  Please define or list the countries the Fund deems to be in North America.

Response:  The disclosure has been revised as requested.

4.            Comment:  If appropriate, please delete the term “nonfundamental” from the following sentence appearing under the sub-caption “Principal Investment Policies.” “The term total assets includes assets obtained through leverage for the purpose of each nonfundamental investment policy.”

Response:  The disclosure has been revised as requested.

5.            Comment:  Disclosure sub-captioned “Risks Associated with Investing in MLPs — MLP Risk” states that the Fund:  “invest primarily in equity securities of MLPs and their affiliates.”  (Emphasis added.) Define the underlined term.

Response:  The disclosure has been revised to more clearly articulate what types of investments constitute affiliates of MLPs consistent with the disclosure found in the Fund’s sister fund, Tortoise MLP Fund, Inc.

6.            Comment:  Revise the fee table in a manner consistent with the August 17, 2010 conversation between a representative of the Fund, Fund counsel and Larry Greene and Richard Pfordte of the Commission staff.

Response:  The disclosure has been revised as requested.

 7.           Comment: The fee table shows 2.56% for total annual expenses and 2.45% for net annual expenses.  The annual report for year end November 30, 2009 has 3.43% for total expenses and 3.31% for net annual expenses.  Why does the fund show lower expense ratios in the fee table than what is in the annual report?

Response:  The expenses shown in the Fund’s annual report for the year ended November 30, 2009 reflect the fact that the Fund was a standalone entity for 10 months of its last fiscal year prior to the reorganization of Tortoise Gas and Oil Corporation into the Fund. The fee table has been updated since the filing of Amendment No. 1 and reflects the expected annual  expenses for the Fund, which are primarily comprised of contractual agreements with various service providers.   As anticipated, these expenses, which include the contractual fee waiver agreed to in connection with the reorganization, combined with the larger asset base of the Fund following the reorganization, have resulted in lower annual expense ratios as fixed costs are spread over increased assets.

HUSCH BLACKWELL
September 2, 2010 page 3

8.            Comment:  With respect to the discussion captioned “Risks Associated with Investing in Companies in the Energy Sector — Regulatory Risk,” consider whether this disclosure should be revised in light of the recent West Virginia coal mine disaster or the BP oil rig explosion, fire and massive spill currently unfolding in the Gulf of Mexico.

Response:  The Fund believes that its disclosure under the heading “Risk Factors - Risks Associated with Investing in Companies in the Energy Sector – Operating Risk” addresses the  potential risks associated with the recent coal mine disaster and oil spill.  The Fund notes for the information of the staff that it anticipates very little investment, if any, in the type of issuers engaged in activities giving rise to those tragedies.

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If you have any questions or comments, please contact the undersigned at (816) 983-8362 or Steve Carman at (816) 983-8153.

Very truly yours,

/s/ Eric J. Gervais
Eric J. Gervais